UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

NOTICE REGARDING THE OUTCOME OF 2017 ANNUAL GENERAL MEETING AND THE

BOARD APPROVAL OF BUYBACK

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with copies of the following information relating to the results of the 2017 Annual General Meeting of the Shareholders (the “AGM”) and the July 20, 2017 meeting of the Board of Directors. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On July 20, 2017, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange (the “Stock Exchanges”) of the voting results of the AGM and the scrutinizer’s report on the resolutions passed at the AGM. A copy of such letter to the Stock Exchanges is attached to this Form 6-K as Item 99.1.

On July 20, 2017, the Company informed the Stock Exchanges that its Board of Directors approved a proposal to buyback up to 34,37,50,000 equity shares of the Company for an aggregate amount not exceeding Rs. 1,10,00,00,00,000. The proposed buyback is subject to the approval of shareholders by way of a special resolution through postal ballot. A copy of such letter to the Stock Exchanges is attached to this Form 6-K as Item 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal
Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: July 24, 2017

INDEX TO EXHIBITS

Item

99.1	Notice to the Stock Exchanges dated July 20, 2017 related to the Annual General Meeting.

99.2	Notice to the Stock Exchanges dated July 20, 2017 related to the buyback proposal.